Exhibit a

Minute of the board of directors meeting

1.	Time	January 15, 2025 (Wednesday) 9:30AM to 0:40PM
2.	Venue	8F Yaesu Central Tower, 2-2-1 Yaesu, Chuo-ku, Tokyo
Yaesu Central Tower 8th Floor
3.	Attendance	Number of directors 5 people Attended directors	5 people
		Number of auditors 3 people Attended auditors	3 people
4.	Chairman	Representative director COO Taiichiro Murakami
5.	Proceedings

On the designated time, director COO Taiichiro Murakami, sat his chair and declared the opening of the meeting and reported that the meeting of the board of directors was validly established, and then began the proceedings.

Prior to the start of the deliberations, the chairman confirmed that the conference call system was in place, enabling all attendees to have thorough discussions with each other, on the same level as if they were all in person.

Agendas

Report

Report 1	Ellipsis
Report 2	Ellipsis

Resolution

Agenda 1	Filing of 13e-3
Agenda 2	Entering into memorandum with INCJ
Agenda 3	Convening extraordinary shareholders meeting on February 18 and fixing its agendas
Agenda 4	Issuing D1 preferred shares
Agenda 5	Ellipsis
Agenda 6	Ellipsis

Resolution

Agenda 1	Filing of 13e-3

The chairman appointed Co-CFO Tarumi (“Tarumi”) to explain the following. Tarumi explained that filing 13e-3 with SEC is necessary to purchase shares from BNY Mellon in conjunction with delisting and deregistration and that share purchase price is to be 1 USD.

Tarumi also connected Craig Hallum through web meeting system who developed the fairness opinion (“Opinion”) to be incorporated as exhibit of 13e-3 and Craig Hallum stated the opinion that 1 USD is fair price.

Considering the explanation and the Opinion, the chairman placed the matter to the floor and it was approved and passed without any objections.

Agenda 2	Entering into memorandum with INCJ

The chairman appointed Tarumi to explain that the Company would like to enter into the exhibit memorandum with INCJ.

The chairman placed the matter to the floor and it was approved and passed without any objections.

Agenda 3	Convening extraordinary shareholders meeting on February 18 and fixing its agendas

The chairman appointed Tarumi to explain that the Company would like to convene shareholders meeting on February 18 pursuant to the exhibit convocation notice.

The chairman placed the matter to the floor and it was approved and passed without any objections.

Agenda 4	Issuing D1 preferred shares

The chairman appointed Tarumi to explain that the Company would like to issue and allot two (2) D1 preferred shares to Suzuyo and Suzuyo shoji (each one (1) share) by means of third party allotment subject to the condition that the agenda to amend the articles of incorporation of the Company (agenda 4) is resolved in the extraordinary shareholders meeting dated February 18.

The chairman placed the matter to the floor and it was approved and passed without any objections.

Agenda 5	Ellipsis

Agenda 6	Ellipsis

6. Closing

The chairman declared the close of the meeting at 0:40 PM.

In order to clarify the outline of the proceedings and the results, these minutes shall be prepared and the attending directors and corporate auditors shall sign and seal as follows:

January 15, 2024

	Pixie Dust Technologies, Inc.	Board of directors

	Representative director CEO	Yoichi Ochiai

Chairman	Representative director COO	Taiichiro Murakami

	Director	Takayuki Hoshi

	Director	Yusuke Murata

	Director	Masayo Takahashi

	Full time Auditor	Kazuyoshi Takeya

	Corporate auditor	Seiichi Koike

	Corporate auditor	Akiko ito

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